Exhibit 99.1

LogProstyle Inc. Aoyama Building13th floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Proposes Cash Dividend of USD 543 Thousand, or USD 0.023 Per Share

Declaration to be Voted on by Shareholders at June 2025 Annual General Meeting

　　May 23, 2025

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), headquartered in Minato-ku, Tokyo, Japan, today announced that following resolution by the Board of Directors on May 23, 2025, the Company will formally submit a proposal to the upcoming Annual General Meeting of Shareholders (“AGM”) for the distribution of a cash dividend of USD 0.023 per share, or USD 543 thousand in total. The proposed dividend aligns with the Company’s policy of returning profits to shareholders, and, if approved by shareholders at the AGM, will be payable on August 5, 2025, to LogProstyle’s holders of record at the close of business on July 7, 2025. The ex-dividend date would be July 7, 2025. Declaration and payment of the dividend is subject to shareholder approval at the AGM to be held on June 30, 2025.

Yasuyuki Nozawa, Representative Director, President and CEO of LogProstyle said, “This proposed dividend underscores the confidence we have in the Company, our commitment to disciplined capital allocation, and our continuous efforts to deliver long-term sustainable growth.”

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s proposed dividend, the AGM, the Company’s future financial performance, capital allocation, and shareholder return strategy. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, general economic conditions, changes in market conditions, shareholder approval at the AGM, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s final prospectus filed pursuant to Rule 424(b)(4) filed with the SEC on March 25, 2025. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Contacts

LogProstyle Inc., Investor Relations, ir@logprostyle.co.jp

Hayden IR, Corbin Woodhull, corbin@haydenir.com